Free Writing Prospectus	Filed pursuant to Rule 433
Dated April 18, 2023	Registration No. 333-262954-03

*Full Pricing* CNH Equipment Trust 2023-A (CNH 2023-A) Equipment Loan ABS

Joint Leads: Citi (str.), BNP Paribas, J.P. Morgan, and Societe Generale

Co Managers: DBS, SMBC Nikko

CAPITAL STRUCTURE:

CLS	SZ ($mm)	WAL*	P.WIN	S&P/FTCH**	E.MTY	L.MTY	BENCH	SPRD	YLD (%)	CPN (%)	PX

A-1	190.000	0.41	1 - 9	A-1+/F1+	1/16/24	5/15/24	I-CURV	+28	5.425	5.425	100.0000
A-2	305.000	1.24	9 - 23	AAA/AAA	3/17/25	9/15/26	I-CURV	+77	5.406	5.340	99.99294
A-3	275.000	2.86	23 - 47	AAA/AAA	3/15/27	8/15/28	I-CURV	+90	4.865	4.810	99.98315
A-4	47.010	3.89	47 - 47	AAA/AAA	3/15/27	10/15/30	I-CURV	+100	4.821	4.770	99.98855

*WAL at 20% CPR to a 10% Clean-Up Call

**Expected Rating

-TRANSACTION DETAILS-

Bloomberg Ticker : CNH 2023-A

Offered Size : $817.010mm

Registration : Public

ERISA Eligible : Yes

RR Compliance : Yes - eligible horizontal residual interest (EHRI) and eligible horizontal cash reserve account (EHCRA)

Exp. Ratings : S&P/Fitch

Settle : April 25, 2023

First Pay Date : May 15, 2023

Minimum Denominations: $1,000 x $1

Interest Type : Fixed

Delivery : DTC, Euroclear, Clearstream

B&D: Citi

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146. Any legends, disclaimers or notices that appear below are not applicable to this message and should be disregarded. Such text has been automatically generated via bloomberg or another system.